[ASGR Letterhead]

July11, 2005

VIA EDGAR CORRESPONDENCE

Mr. Jim B. Rosenberg
Senior Assistant Chief Accountant
United States Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Mail Stop 03-09

RE:	America Service Group Inc.
Form 10-K for the fiscal year ended December 31, 2004
File No. 0-19673

Dear Mr. Rosenberg:

     The following is a response to your comment letter of June 16, 2005 relating to the Annual Report on Form 10-K of America Service Group Inc. (collectively, with its subsidiaries, “ASG” or the “Company”) for the fiscal year ended December 31, 2004. The numbering of the paragraphs below corresponds to the numbering of the comment letter.

Form 10-K for the fiscal year ended December 31, 2004

Managements Discussion and Analysis of Financial Condition and Results of Operations Critical Accounting Policies and Estimates

Revenue and Cost Recognition, page 16

1.	With regards to your provisions which mitigate a portion of the company’s risk related to cost increase, you state that additional revenues are initially recorded as unbilled receivables until the time period for billing has been met and actual costs are known.

Mr. Jim B. Rosenberg

July 11, 2005

Please explain to us the reason for the time lag between the initial recognition of revenue and billing for these amounts. In addition, quantify for us the changes in these estimates for each period presented.

Response to Question 1:

A number of ASG’s contracts contain risk sharing provisions under the terms of which, contract revenues to be received by ASG increase to offset costs incurred by ASG above contractual aggregate limits for certain specified cost categories, primarily off-site medical expenses. These risk sharing revenues are in addition to the “base” revenues received on a monthly basis under the contract. As off-site medical events occur, ASG estimates and accrues the associated cost in the period of occurrence. In the same period, ASG records, as an unbilled receivable, an estimate of the offsetting risk sharing revenue based upon the contractual risk sharing provisions in the contract. Thus, the recording of the estimated additional risk sharing revenues is based on the underlying estimate of the related off-site medical event costs. It is important to note that such additional risk sharing revenues are equal to the costs incurred, and thus do not include any profit margin.

The terms of ASG’s contracts with its clients specify when such risk sharing revenue can be invoiced to the customer. Such revenues are typically only billable annually subsequent to the end of the contract year. In addition, contract terms typically require that such billings be supported by a paid off-site provider claim as evidence that the events occurred and to quantify the cost incurred. As a result, risk sharing revenue is recorded as unbilled receivables until: 1) the actual provider claim, related to the off-site medical event, has been received and paid by ASG; and 2) the contractually specified billing date has been reached.

1)	Provider claims are generally received within 60 to 90 days of the occurrence of the event. When the off-site claim is received, the claim is adjudicated and the original estimate of the event’s cost is adjusted to the actual cost per the adjudicated provider claim. Any increase or decrease in the recorded cost of the claim results in an offsetting decrease or increase in the associated risk sharing revenue with no impact to gross margin as discussed above.

2)	Each contract specifies how often risk sharing revenue may be billed during the contract term. Typically, the contracts only allow such revenue to be billed annually subsequent to the end of the contract year, after allowing a period of time for provider claims to be received and adjudicated.

Mr. Jim B. Rosenberg

July 11, 2005

Thus, risk sharing revenue is invoiced to the client only after adjudicated provider claims are available and the contractual time period for such billing has been reached.

As discussed above, the estimate of risk sharing revenue is driven by the underlying costs incurred which are initially estimated as well. Generally, any changes in the estimate of risk sharing revenue, after the initial estimate is recorded, occur only as an offsetting result of changes in the estimates of the underlying costs and have no impact on gross margin. It is also important to note that in addition to having no margin associated with it, the risk sharing revenues represent less than 7% of ASG’s overall revenues in any given year. As such, ASG has not historically tracked changes in risk sharing revenues. However, please note that in Footnote 2 on page F-8 of ASG’s Form 10-K for the year ended December 31, 2004, ASG has disclosed its estimate of the total change in estimate between years of underlying off-site medical costs which totaled approximately $1.2 million, $888,000 and $617,000, in 2004, 2003 and 2002 respectively.

Loss Contracts, page 17

2.	We noted the significant adjustments the company has made in each period presented with regards to your loss contract reserves. Please tell us why you believe you are able to properly estimate reserves for loss contracts. In addition, please tell us with regards to your Maryland DPS contract, what information was available that led you to believe the estimated monthly losses under the contract would diminish from the May 2004 level after incurring a $6.8 million charge to loss reserves. We noted that you incurred a charge of $6.0 million to loss reserves in September 2004 related to the same contract.

Response to Question 2:

ASG has access to contract specific revenues and contract specific activity for most expenses and as a result has the ability to review contract operating results on a monthly basis. The Company utilizes actual cost information incurred to date and other operating information to project future costs to compare with estimates of future contractual revenue amounts in order to identify contracts in which a probable loss will occur. Given this data and analyses, management believes ASG has the necessary information to reasonably estimate probable future losses under its contracts.

ASG’s decision to record a loss contract charge for the Maryland DPS contract, effective June 1, 2004, was primarily due to an increase in the level of inpatient hospitalization costs incurred under the contract in May 2004. Based on this updated review of actual costs, ASG prepared a revised estimate of the level of inpatient hospitalization costs that would be incurred on a monthly basis through the expiration of the contract on June 30, 2005. This analysis indicated a probable loss for the remainder of the contract. As

Mr. Jim B. Rosenberg

July 11, 2005

further evidence of the need to record a loss contract reserve, ASG also took into consideration its fixed revenue stream under the contract, recent trends of increased salary and pharmacy related expense, its inability to terminate the contract and its limited ability to control the volume and costs related to inpatient hospitalization due to changes in the mix and acuity of the inmate population.

At the time that the loss contract charge was recorded, as of June 1, 2004, ASG had available the following facts related to the Maryland DPS contract:

1)	a new one month high for inpatient hospitalization costs had been reached in May 2004;

2)	historically, such dramatic increases had been followed by rapid and significant decreases in the immediately following months;

3)	the volume of inpatient hospitalization stays for the first two weeks of June remained high but was trending to be slightly lower than May’s volume;

4)	ASG’s future revenues under the contract were fixed with no risk sharing related to inpatient hospitalization costs;

5)	ASG had no ability to terminate the contract prior to its expiration on June 30, 2005; and

6)	the average total monthly costs for the most recent 5 months of the contract (January to May of 2004) totaled $5.1 million which was significantly higher than earlier results but below the total for May.

After careful consideration of these facts, ASG concluded that a new run rate for inpatient hospitalization costs had been established. Based on the recent months’ operating results and the downward trend in inpatient hospital stays for the first two weeks of June, the new run rate for the remaining 13 months of the contract was estimated to be above the prior historical levels for such costs, but below the unusually high amount experienced in May.

In estimating the amount of the second quarter charge, a forecast was prepared of all revenue and expense categories related to the contract for the remaining 13 months of the contract term based on recent contract trends. The charge recorded in the second quarter reflected the estimated loss as calculated from this analysis.

Prior to filing the Form 10-Q for the quarter ended June 30, 2004, ASG also had available to it the actual level of inpatient hospitalization costs related to the Maryland DPS contract for the months of June and July. This data showed that the level of inpatient hospitalization costs was trending down slowly from the level experienced in May.

Mr. Jim B. Rosenberg

July 11, 2005

Subsequent to the filing of the 10-Q for the quarter ended June 30, 2004, on August 9, 2004, the inpatient hospitalization costs for this contract continued to trend downward in August 2004 but remained above the estimate of the average monthly cost utilized in forecasting future expenses in the second quarter analysis. This downward movement, although slower than anticipated, continued to support management’s conclusion regarding the trend and the loss contract reserve estimate recorded in the second quarter. However, in September 2004, the inpatient hospitalization costs again increased dramatically to the same unusually high levels experienced in May and remained at this level in October. In addition, during the third quarter of 2004, the contract also experienced an increase in two other categories of off-site utilization (office visits and one day surgeries). In response to these new cost trends, management updated its analysis of probable losses under this contract to reflect an increased estimate of the monthly cost of inpatient hospitalization and the new trends in office visits and one day surgeries. As a result of this updated analysis, ASG increased its loss contract reserve as of September 30, 2004.

Professional and General Liability Insurance, page 19

3.	Please tell us the reasons for the adverse development of the eight claims which resulted in the $4.7 million increase in your prior year claims reserve in 2004.

Response to Question 3:

The Company has omitted its response to this comment. Counsel to the Company is submitting (under separate cover) a copy of this letter which includes the Company’s response to this comment, together with a request for confidential treatment pursuant to 17 C.F.R. Section 200.83.

Mr. Jim B. Rosenberg

July 11, 2005

Results of Operations
Year Ended December 31, 2004 compared to Year Ended December 31, 2003, page 23

4.	We noted that one reason for the significant increase in healthcare expenses is related to new contracts added in 2003 and 2004. Please tell us the reason for the remaining increase in healthcare expenses.

Response to Question 4:

The overall increase in healthcare expenses from 2003 to 2004 totaled $137.0 million, of which $88.8 million related to healthcare expenses associated with new contracts. The remaining $48.2 million in increased healthcare expenses resulted from the following:

1)	An increase of $12.4 million resulted from expansions in the scope of services to be provided under the Company’s contracts with the New York City Department of Health and Mental Hygiene and the Virginia Department of Corrections.

2)	Increases in levels of staff and staff compensation at existing contracts resulted in an additional $13.2 million of salary expense.

3)	The remaining $22.6 million increase primarily represents increases in the off-site medical, diagnostic and pharmacy costs associated with providing healthcare to inmates at existing contracts.

Liquidity and Capital Resources, page 26

5.	Please provide us the days’ sales outstanding for each period presented and explain the reasons for significant changes from the prior period.

Response to Question 5:

ASG’s days sales outstanding as of December 31, 2004, 2003 (the periods presented) and 2002 (the immediately preceding period) are as follows:

December 31, 2004	50.3
December 31, 2003	35.4
December 31, 2002	46.9

Mr. Jim B. Rosenberg

July 11, 2005

The decrease of 11.5 days sales outstanding from 2002 to 2003 was primarily a result of:

1)	The termination of three large contracts in 2002 that had past due receivables totaling approximately $6.2 million, or 3.6 days sales outstanding, at December 31, 2002. These receivables were collected in early 2003.

2)	In the second half of 2003, ASG was awarded new contracts with two large state prison systems, each of which had contract terms that required payment for services within the month that the services were performed. Due to the impact of these new contracts, ASG experienced an increase to revenue with no corresponding increase to outstanding receivables and days sales outstanding was decreased by 5.4 days.

The increase of 14.9 days sales outstanding from 2003 to 2004 was primarily driven by an increase of approximately $20 million in outstanding receivables related to three significant contracts, representing an increase of approximately 10.7 days. The increase in accounts receivable represented past due balances in these contracts which were collected in 2005 as well as an increase in billings for risk sharing revenues as a result of increases in off-site utilization expenses in these contracts during 2004 as compared to 2003.

Contractual Obligations and Commercial Commitments, page 28

6.	Please tell us why you have not included your reserves for professional and general liability self-insurance or other self-funded insurance reserves to be paid in the contractual obligation table. It would appear that these liabilities represent future legal obligations of the Company. If management is able to determine the time period in which it expects to pay out its loss reserves then we believe management should include this disclosure in the contractual obligation table. Please note that the intent of Financial Reporting Release 67, Disclosure in Management’s Discussion and Analysis about Off-Balance Sheet Arrangements and Aggregate Contractual Obligations, regarding the contractual obligation table is to obtain enhanced disclosure concerning a registrant’s contractual obligations, and the exclusion of ordinary course items would be inconsistent with the objective of this Rule.

Mr. Jim B. Rosenberg

July 11, 2005

Response to Question 6:

ASG maintains self-insurance programs for employee health claims, workers compensation claims and professional and general liability claims. ASG’s estimated liabilities for employee health claims and workers compensation claims and a portion of the estimated liability for professional and general liability claims are classified as current liabilities in ASG’s balance sheet. ASG has classified the remaining balance of its estimated liability for professional and general liability claims as a non-current accrued expense.

ASG did not previously identify its reserves for professional and general liability self-insurance or other self-insurance reserves as contractual liabilities which would need to be considered for disclosure in the contractual obligation table as there is no contractual time frame governing the timing of the payment of such estimates in future periods. ASG agrees that its self-insurance reserves related to professional and general liability self-insurance could be considered to fall under the 5th category of contractual obligations to be included in the table – “Other long-term liabilities reflected on the registrant’s balance sheet under GAAP”. ASG will include disclosures related to its professional and general liability self-insurance in future contractual obligation tables beginning with the Form 10-Q for the quarter ended June 30, 2005. As these liabilities do not have contractual maturities, but are paid as settled, estimates based on historical experience will have to be utilized to estimate the timing of their future maturities.

Notes to the Financial Statements, page F-7

7.	Please provide us with a roll forward schedule for each period presented of your accrued medical claims liability similar to the schedule shown in Appendix A-3 in SOP 94-5 that presents, as the SOP 94-5 schedule presents, separate amounts related to current year and prior years for both incurred and paid.

Response to Question 7:

Due to the relatively short payout time period for ASG’s accrued medical claims liability, and as medical claim payment activity occurs in multiple systems, ASG does not have the established processes or systems in place to track all of the activity required by SOP 94-5. Historically, ASG has utilized outside independent actuarial studies to assist it in evaluating both the adequacy of its consolidated reserves and in estimating the current year change in the prior year reserves for disclosure purposes (please note the disclosure of such amounts in Footnote 2 page F-8 of ASG’s Form 10-K). In responding to the

Mr. Jim B. Rosenberg

July 11, 2005

Staff’s question, ASG has attempted to estimate what a roll-forward similar to that required by SOP 94-5 would look like for the periods presented. However, it should be noted that due to the system limitations referred to above, especially related to an inability to break out payment activity generated across multiple systems by claim year, ASG has estimated the total amount paid.

Accrued medical claims liability at December 31, 2001	$15,238,007
Current year provision	68,893,250
Prior year provision	617,000
Payments	(71,051,214)

Accrued medical claims liability at December 31, 2002	$13,697,043
Current year provision	75,865,964
Prior year provision	887,513
Payments	(70,382,506)

Accrued medical claims liability at December 31, 2003	$20,068,014
Current year provision	139,635,961
Prior year credit	(1,250,161)
Payments	(132,645,410)

Accrued medical claims liability at December 31, 2004	$25,808,404

Note 2. Summary of Significant Accounting Policies, page F-7
Revenue and Cost Recognition, page F-7

8.	Please tell us the amount of stop loss insurance premiums included in, and the amount of stop loss insurance recoveries netted against healthcare costs for each period presented.

Response to Question 8:

The amount of stop loss insurance premiums and stop loss insurance recoveries related to our stop loss insurance program for per inmate off-site utilization for each period presented are included in the table below:

	Premiums	Recoveries
Year ended December 31, 2002	$344,993	$0
Year ended December 31, 2003	$230,705	$0
Year ended December 31, 2004	$200,185	$0

* * * * * * * * * * *

Mr. Jim B. Rosenberg

July 11, 2005

     In addition, in connection with the Company’s response to your comment letter, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings;

•	staff comments or changes to disclosure in response to staff comments in its filings reviewed by the staff do not foreclose the Commission from taking any action with respect to such filing; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Please advise us if we can provide further information or assistance to facilitate your review. Please direct any questions concerning our responses to your questions and comments to our Chief Financial Officer, Michael Taylor, at (615) 376 - 1376 or by facsimile at (615) 376 - 1309.

Sincerely yours,

/s/ Michael Catalano

Michael Catalano
Chief Executive Officer

cc:	Mary Mast (via facsimile), U.S. Securities and Exchange Commission
Sasha S. Parikh (via facsimile), U.S. Securities and Exchange Commission
Todd J. Rolapp, Bass, Berry & Sims PLC
Andrew L. Schwarcz, America Service Group Inc.
Sam DeVane, Ernst & Young LLP
Michael W. Taylor, America Service Group Inc.